Exhibit 8.2

December 19, 2016

Board of Directors

GulfShore Bancshares, Inc.

401 South Florida Avenue, Suite 300

Tampa, Florida 33602

Re:	Agreement and Plan of Merger by and among Seacoast Banking Corporation of Florida, Seacoast National Bank, GulfShore Bancshares, Inc. and GulfShore Bank

Ladies and Gentlemen:

You have requested our opinion with respect to certain federal income tax consequences of the proposed merger of GulfShore Bancshares, Inc. ("GulfShore"), a Florida corporation, with and into Seacoast Banking Corporation of Florida ("SBC"), a Florida corporation, pursuant to the terms of the Agreement and Plan of Merger (the “Agreement”) dated as of the 3rd day of November, 2016. In addition, pursuant to the Agreement, GulfShore Bank, a wholly-owned subsidiary of GulfShore, shall merge with and into Seacoast National Bank, a wholly-owned subsidiary of SBC.

In accordance with Article 6.01(e) of the Agreement, Hacker, Johnson & Smith, PA will provide a tax opinion regarding certain federal income tax consequences of the proposed merger. Pursuant to the Agreement, on the effective date of the transaction GulfShore shall be merged with and into SBC. SBC shall be the surviving corporation from the merger and shall continue to be governed by the laws of the State of Florida, the separate corporate existence of GulfShore shall upon there cease.

At the merger effective date, holders of each share of GulfShore Common Stock (excluding shares as to which dissenters’ rights have been perfected as provided for in the Agreement) shall be converted into the right to receive 0.4807 shares of SBC Common Stock and $1.47 in cash.

Cash will be issued in lieu of any fractional share interest. Dissenting shareholders of GulfShore will receive cash in an amount equal to the fair value of the shares.

All stock options to purchase GulfShore Common Stock outstanding and unexercised immediately prior to the Effective Time of the Merger shall become fully vested and shall be settled in cash as outlined in Section 2.05 of the Agreement.

GulfShore Bancshares, Inc.

December 19, 2016

Page Two

Pursuant to your request and in preparation of our opinion we have examined and relied upon the following:

(i)	Agreement and Plan of Merger by and among Seacoast Banking Corporation of Florida, Seacoast National Bank, GulfShore Bancshares, Inc. and GulfShore Bank.

(ii)	The applicable provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and the applicable provisions of appropriate Treasury Regulations, existing judicial authority, and the current administrative rulings.

(iii)	Such other documents, records and instruments, as we deemed necessary or appropriate for purposes of this opinion.

In connection with the items set forth above, we have assumed the authenticity of all documents submitted to us as originals and the conformity to original documents of all documents submitted to us as certified or photo static copies.

In addition to the terms contained in the Agreement, we have assumed the following to be true and correct:

1.	The fair market value of SBC Common Stock and cash exchanged will be approximately equal to the fair market value of GulfShore Common Stock exchanged as indicated in the Agreement.

2.	There is no plan or intention by the shareholders of GulfShore to sell, exchange, or otherwise dispose of SBC Common Stock received pursuant to the Agreement.

3.	SBC will be the surviving corporation as a result of the merger.

4.	At least 40 percent of the value of the aggregate consideration issued to GulfShore shareholders, in connection with the merger, is represented by common stock of SBC.

5.	GulfShore's merger with and into SBC qualifies as a statutory merger under the laws of the State of Florida.

6.	GulfShore and SBC and the shareholders of GulfShore will pay their respective expenses, if any are incurred in connection with the transaction.

7.	There is no indebtedness existing between GulfShore and SBC that was issued, acquired, or will be settled at a discount.

8.	None of the compensation received by any shareholder-employees of GulfShore will be separate consideration for, or allocable to, any of their GulfShore shares; none of SBC shares received by any shareholder-employees will be separate consideration for, or allocable to, any employment agreement; and the compensation paid to any shareholder-employee will be for services actually rendered and will be commensurate with amounts paid to third parties bargaining at arm’s length for similar services.

GulfShore Bancshares, Inc.

December 19, 2016

Page Three

9.	The merger is being effected for bona fide corporate business reasons.

10.	The Agreement represents the full and complete agreement among GulfShore and SBC regarding the merger and there are no other written or oral agreements regarding the merger.

11.	Cash payments received by GulfShore shareholders in lieu of fractional shares result from the mechanical rounding off of fractions from the share exchange rather than separately bargained-for consideration.

Based on the foregoing, as of the date of this letter, we are of the opinion that:

1.	The merger of GulfShore with and into SBC will constitute a reorganization within the meaning of Section 368(a) of the Code;

2.	Each of GulfShore and SBC will be a party to the reorganization within the meaning of Section 368(b) of the Code;

3.	On the receipt of a combination of shares of SBC Common Stock and cash in exchange for their shares of GulfShore Common Stock, the shareholders of GulfShore will recognize gain, but not loss, in an amount equal to the lesser of (a) the gain realized on the exchange (computed by reference to the fair value of the SBC Common Stock received, plus any cash received, over the basis of their GulfShore Common Stock), or (b) the amount of cash received;

4.	No gain or loss will be recognized by GulfShore or SBC as a result of the merger;

5.	The tax basis of the SBC Common Stock received will be equal to the tax basis of the exchanged GulfShore Common Stock, decreased by the amount of cash received and increased by the amount of any gain recognized;

6.	The holding period of the SBC Common Stock received by each GulfShore shareholder will include the holding period of the GulfShore Common Stock exchanged in the merger, provided the shares of GulfShore Common Stock were held as a capital assets at the effective date;

7.	On the receipt of cash for fractional shares, the shareholders of GulfShore will recognize gain or loss in an amount equal to the difference between the cash received and the tax basis of the fractional shares of GulfShore exchanged; and

8.	The cash received by a GulfShore shareholder in connection with the exercise of a dissenter's rights will be treated as a distribution in redemption of GulfShore Common Stock held by the shareholder, subject to the dividend provisions of Code Section 302. If the distribution is not a dividend under Code Section 302, the shareholder will recognize gain or loss equal to the difference between the cash received and the tax basis of the GulfShore Common Stock surrendered.

GulfShore Bancshares, Inc.

December 19, 2016

Page Four

Our opinions set forth herein are based upon the descriptions of the contemplated transactions as set forth in the Agreement. If the actual facts relating to any aspect of the transaction differ from this description in any material respect, any or all of the opinions expressed herein may become inapplicable. Further, our opinions are based upon the Internal Revenue Code of 1986, Treasury Regulations and interpretations and judicial precedents as of the date hereof. If there is any change in the applicable laws or regulations, or if there are any new administrative or judicial interpretations of the law or regulations, any or all of the opinions expressed herein may become inapplicable.

Our opinion may not be applicable to certain shareholders who are subject to special tax treatment for federal income tax purposes, including among others, life insurance companies, tax exempt entities and foreign taxpayers.

We hereby consent to the filing of this opinion as an exhibit to the Form S-4, Registration Statement under the Securities Act of 1933 (the "Registration Statement"), and to the use of our name under the section "Material U.S. Federal Income Tax Consequences of the Merger". In giving such consent, we do not herby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended (the "Act"), nor do we thereby admit that we are experts with respect to any part of such Registration Statement within the meaning of the term "experts" as used in the Act.

Sincerely,

/s/ Hacker, Johnson & Smith PA

HACKER, JOHNSON & SMITH PA

Tampa, Florida